Exhibit 99.9

ALTADIS GROUP

RESULTS FOR THE TWELVE MONTHS ENDED 31 DECEMBER 2007

Imperial Tobacco Group PLC (Imperial) announces that it has today filed the accounts of its wholly owned subsidiary, Altadis, for the year ended 31 December 2007 with the Spanish Mercantile Registry.

Highlights of these consolidated results are as follows.

Economic Sales	€4,058m	up	2%	(2006: €3,970m)

EBITDA	€1,208m	up	5%	(2006: €1,148m)

Basic earnings per share	160c	down	8%	(2006: 175c)

Underlying earnings per share	194c	up	5%	(2006: 184c)

Operating Free Cash Flow*	€758m	down	20%	(2006: €951m)

Results are prepared under International Financial Reporting Standards (“IFRS”).

* Operating Free Cash Flow = operating flow less corporation tax and maintenance capital expenditure

Altadis’ operating results for the year ended 31 December 2007 were in line with management’s expectations.

Imperial will be announcing its results for the half year ended 31 March 2008 on 20 May, which will include details of the performance of Altadis from 25 January, 2008, the date on which the acquisition was completed.

On a constant dollar and perimeter basis, growth in Economic Sales and EBITDA would have been 5% and 9% respectively.

The decline in basic earnings per share was mainly due to an impairment charge in respect of Balkan Star in Russia and its tax consequences. If this is excluded, the underlying figure would be 194 euro cents, an increase of 5% on a like for like basis.

A summary of the highlights behind the Group’s strong operational performance and organic growth in all divisions is as follows.

Cigarettes

Volume (billion units)	120.7(1)	up	2%	(2006: 118.6(1))

Economic Sales	€1,746m	up	3%	(2006: €1,693m)

EBITDA	€621m	up	19%	(2006: €524m)

EBITDA margin	35.6%	up	460bps	(2006: 31.0%)

(1) Including sales licensed to third parties of 6.2 billion and 7.9 billion cigarettes for 2006 and 2007 respectively

The Cigarette Division grew significantly during the year with strong positive performances in Spain, Morocco and the Middle East.

In Spain, the market stabilised following the tax changes in 2006 with growth in blond market share and the benefit of price increases driving a significant improvement in profit.

In France, the impact of restrictions on smoking in public places introduced in February 2007 was offset by a price increase in August 2007, the first one since January 2004.

In Morocco, a strong performance was due to growth in both volumes and market share as well as mix improvement.

The challenging market conditions in Germany continue to cause downtrading, impacting the premium and vending segments in which Altadis is particularly strong.

Cigars

Volume (million cigars)	3,165	down	4%	(2006: 3,281)

Economic Sales	€842m	down	5%	(2006: €888m)

EBITDA	€262m	down	7%	(2006: €281m)

EBITDA margin	31.0%	down	70bps	(2006: 31.7%)

The performance of the Cigar Division was impacted by the weakness of the US dollar. At constant exchange rates, economic sales rose by 2% and EBITDA by 1%.

In the USA, product launches and additional advertising and promotion expenditure to address Q1 sales declines showed positive results later in the year in spite of challenging market trends.

Sales of Cuban cigars grew by 6% in dollar terms with improvements in both mature and emerging markets.

The Spanish cigar market recovered from the declines in 2006 with volume and sales growth of 6% and 5% respectively.

Logistics

IFRS Revenue	€10,638m	up	1%	(2006: €10,481m)

Economic Sales	€1,258m	up	6%	(2006: €1,191m)

EBITDA	€317m	up	2%	(2006: €310m)

EBITDA margin	25.2%	down	80bps	(2006: 26.0%)

Economic sales in tobacco and general products grew strongly by 5% and 6% respectively.

Declining cigarette market volumes in Spain, France and Italy impacted overall EBITDA. However, improved pricing in Spain contributed to the tobacco performance.

Growth in non-tobacco products was driven by a strong performance from transportation services in Spain.

Copies of a summary slide presentation of Altadis’ 2007 financial results are available in English on www.imperial-tobacco.com and in English, Spanish and French on www.altadis.com.

NOTES TO EDITORS

Imperial Tobacco Group PLC

Imperial Tobacco Group PLC is the world’s fourth largest international tobacco company. The Group manufactures and sells a comprehensive range of cigarettes, tobaccos, rolling papers, filter tubes and cigars in over 160 countries worldwide.

ENQUIRIES

Alex Parsons, Head of Corporate Communications	+44 (0)117 933 7241

Simon Evans, Group Press Officer	+44 (0)117 933 7375

John Nelson-Smith, Investor Relations Manager	+44 (0)117 933 7032

Nicola Tate, Investor Relations Manager	+44 (0)117 933 7082

Pedro Alonso de Ozalla, Altadis Head of Investor Relations	+34 (0)91 360 92 47

FINANCIAL STATEMENTS

ALTADIS GROUP

CONSOLIDATED INCOME STATEMENTS

For the year ended 31 December 2007

	2007	2006
	€m	€m

Revenue	12,548	12,504
Other operating income	181	133
Procurements	(7,979)	(8,046)
Personnel expenses	(906)	(882)
Depreciation and amortisation	(172)	(199)
Impairment	(94)	(32)
Other operating expenses	(2,718)	(2,620)
Financial revenues	113	121
Financial costs	(228)	(221)
Net foreign exchange Gain/(Loss)	(10)	(16)
Profit from associates	9	9

PROFIT BEFORE TAX	744	751
Income tax expense	(281)	(242)

PROFIT FOR THE YEAR	463	509

Attributable to:
Equity holders of the Parent Company	404	453
Minority interest	59	56

Earnings per share	€1.60	€1.75

ALTADIS GROUP

CONSOLIDATED BALANCE SHEET

At 31 December 2007

	2007	2006
	€m	€m

Non-current assets
Property, plant and equipment	833	883
Investment property	10	16
Goodwill	2,607	2,749
Other intangible assets	694	778
Investments in associates	36	34
Non-current financial assets	57	238
Deferred tax assets	521	464

Total non-current assets	4,758	5,162

Current assets
Inventories	1,937	1,985
Trade and other receivables	2,400	2,481
Tax receivable	184	204
Current financial assets	76	129
Cash and cash equivalents	740	1,159
Other current assets	39	50

	5,376	6,008

Non-current assets held for sale	22	30

Total assets	10,156	11,200

Equity
Share capital	25	26
Treasury stock	(41)	(141)
Parent Company reserves	229	335
Reserves in consolidated companies	23	(6)
Valuation adjustments recognised in equity	(11)	3
Consolidated profit for the year	404	453

Net equity attributable to equity holders of the Parent	629	670
Minority interest	247	262

Total equity	876	932

Non-current liabilities
Bonds and other marketable securities	989	1,592
Borrowings and other financial liabilities	400	602
Finance lease payables	38	41
Other liabilities	82	39
Provisions	431	451
Deferred tax liabilities	245	213

Total non-current liabilities	2,185	2,938

Current liabilities
Bonds and other marketable securities	783	487
Borrowings and other financial liabilities	825	1,204
Finance lease payables	3	4
Trade and other payables	1,299	1,308
Other liabilities	208	253
Tax payable	3,903	3,991
Provisions	74	83

Total current liabilities	7,095	7,330

Total Equity and liabilities	10,156	11,200

ALTADIS GROUP

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the year ended 31 December 2007

	2007	2006
	€m	€m

Gain/(loss) on available-for-sale investments taken to equity	(39)	27
Gain/(loss) on cash flow hedges taken to equity	3	3
Actuarial gain/(loss) recognised in equity	1	(15)
Translation differences	(94)	(104)
Income tax on income/(expense) taken directly to equity	9	(5)

Net income/(expense) taken directly to equity	(120)	(94)
Profit for the year	463	509

Total recognised income and expense for the period	343	415

Attributable to:
Equity holders of the Parent Company	294	355
Minority interest	49	60

Total attributable	343	415

ALTADIS GROUP

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2007

	2007	2006
	€m	€m

Cash flows from operating activities
Consolidated profit before taxes	744	751
Amortisation, depreciation and impairment losses	266	231
Income from equity method companies	(9)	(9)
Net financial (income)/loss	125	116
Other net income and expenses	82	59

Cash flows from ordinary activities	1,208	1,148

Changes in working capital (including operating provisions)	37	227
Income taxes paid	(321)	(276)
Restructuring costs	(161)	(111)

Net cash generated by operating activities (i)	763	988

Cash flows from investing activities
Dividends received	4	5
Short term financial investments	49	49
Proceeds on sale of assets, subsidiaries and available-for-sale financial assets	321	280
Acquisition of intangible assets and property, plant and equipment	(166)	(188)
Acquisition of subsidiaries, net of cash acquired	(1)	(34)

Net cash generated by investing activities (ii)	207	112

Cash flows from financing activities
Net financial expense	(122)	(103)
Dividends paid (*)	(299)	(282)
Payment for treasury stock (*) and Shareholders’ Meeting attendance fee	(71)	(516)
Variations in debt	(887)	(120)

Net cash used in financing activities (iii)	(1,379)	(1,021)

Cash and cash equivalents at start of year	1,159	1,092
Net increase/(decrease) in cash and cash equivalents (i+ii+iii)	(409)	79
Effects of exchange rate changes	(10)	(12)

Cash and cash equivalents at end of year	740	1,159

(*) Includes transactions by the Parent Company and subsidiaries